Jaime L. Chase +1 202 728 7096 jchase@cooley.com	Via EDGAR

April 10, 2020

U.S. Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Thomas Jones
Geoffrey Kruczek
Charles Eastman
Melissa Raminpour

Re:	Vital Farms, Inc.

Draft Registration Statement on Form S-1

Submitted December 6, 2019

CIK 0001579733

Ladies and Gentlemen:

On behalf of Vital Farms, Inc. (the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 31, 2019 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on December 6, 2019 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Draft Registration Statement on Form S-1 submitted on December 6, 2019

Cover Page

1.

Please revise the prospectus cover page to disclose that (1) the company elected in October 2017 to be treated as a public benefit corporation under Delaware law and (2) as a public benefit corporation, the company’s duty to balance a variety of interests may result in actions that do not maximize shareholder value.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of DRS Amendment No. 1.

Overview, page 1

2.	Please tell us whether you commissioned any of the third-party data included in your registration statement.

The Company respectfully advises the Staff that it did not commission any of the third-party data cited in its registration statement.

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April 10, 2020

Page Two

3.	Please revise the disclosure on page 2 to clarify what you mean by the phrases “sustainably scaled [y]our brand” and that you have “leveraged the scale and efficiency.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 86 and 87 of DRS Amendment No. 1.

Our Strengths, page 4

4.	Please revise to clarify whether the survey conducted in November 2019 revealed any material disadvantages concerning your products.

The Company respectfully advises the Staff that the survey conducted in November 2019 did not reveal any material disadvantages concerning its products.

Implications of Being an Emerging Growth Company, page 10

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copes of the communications.

The Company respectfully advises the Staff that once it has commenced “testing the waters” meetings with potential investors, it will supplementally provide to the Staff a copy of the presentation used in these meetings.

We are currently expanding..., page 20

6.

We note the disclosures regarding your planned expansion of Egg Central to address your rapid growth and increase capacity. Clarify whether the current size of your facility is insufficient to process the eggs you receive and whether, following the planned expansion, the facility will have sufficient capacity.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 21 of DRS Amendment #1.

The dual class structure of our common stock…, page 40

7.

Please expand this risk factor to disclose the percentage of outstanding shares that the Class B stockholders must keep to continue to control the outcome of matters submitted to stockholders for approval.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it will revise the disclosure to include this information in a future amendment to the DRS.

Use of Proceeds, page 50

8.

Please revise to quantify the amount of proceeds to be allocated to each purpose mentioned in the third sentence of the penultimate paragraph of this section. Also, if the proceeds of this offering would not provide sufficient funds to complete the purposes that you have highlighted, please provide the disclosure required by Instruction 3 to Regulation S-K Item 504.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 51 of DRS Amendment No. 1. As noted in the Company’s disclosure under “Use of Proceeds,” the Company intends to use the net proceeds of the offering for general corporate purposes, which includes working capital, operating expenses and capital expenditures. These capital expenditures may include the Company’s expansion of Egg Central Station, as more fully described on page 51 of DRS Amendment No. 1. The Company respectfully advises the Staff that it is not able to quantify the approximate amount of the proceeds that will be devoted to particular uses at this time because the Company has not otherwise made specific determinations regarding the amount or type of any such expenditure. In light of this uncertainty, and pursuant to the requirements of Item 504 of Regulation S-K, the Company has disclosed that the principal purposes of the offering are to increase the Company’s capitalization and financial flexibility, to create a public market for the Company’s Class A Common Stock and to facilitate the Company’s future access to the capital markets. If, prior to the effective date of its registration statement, the Company determines the approximate amount of proceeds to be used for any particular purpose, it will revise the prospectus accordingly.

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April 10, 2020

Page Three

Dividend Policy, page 51

9.

We note the disclosure on page 51 and in Note 10 that your ability to pay dividends on your capital stock is subject to restrictions under the terms of your credit facility with PNC Bank, National Association, or the Credit Facility. Tell us the amount of restricted net assets associated with these restrictions, whether you consider such restrictions to be material, and the resulting consideration to provide disclosures pursuant to Rules 4-08(e) and 12-04 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on pages 75 and F-26 of DRS Amendment No. 1.

Contractual Obligations and Commitments, page 71

10.	Please revise to identify the dollar amount of the commitment excluded from the table based on the criteria mentioned in the second paragraph on page 72.

In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and F-37 of DRS Amendment No. 1. Please also see the Company’s related response to Comment #13 below.

Principal and Selling Stockholders, page 117

11.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities mentioned in the table on page 118.

The Company acknowledges the Staff’s Comment and advises the Staff that it has included the requested information in notes to the Principal and Selling Stockholders table on pages 126, 127 and 128 of DRS Amendment No. 1.

Lock-Up Arrangements, page 126

12.	Please file the lock-up agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s Comment and advises the Staff that a form of lock-up agreement will be filed as an exhibit to the underwriting agreement, which will be filed as Exhibit 1.1 to the Company’s registration statement in due course.

Notes to the consolidated financial statements

Commitments and contingencies

Supplier contracts, page F-32

13.

We note your disclosure that “contingent rentals are capitalized into inventory in the consolidated balance sheet when the related eggs are purchased and are expensed to cost of goods sold in the statement of operations upon their sale to customers.” Please disclose the rental expense for the underlying contingent rentals, if material. Refer to ASC 840-20-50-1.

In response to the Staff’s comment, the Company has revised the disclosure on page F-37 of DRS Amendment No. 1. The Company advises the Staff that the Company’s supply arrangements with its network of family farms do not explicitly identify the lease of property, plant or equipment or specify lease payments. However, the Company believes that substantially all of these arrangements contain embedded leases within the scope of ASC 840 because, among other things, there are certain implicitly specified assets without which the farms would not be able to fulfil their obligations under the arrangements, the Company expects to take substantially all of the utility generated by those assets during the term of the arrangements and the pricing of the arrangements are not fixed.

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April 10, 2020

Page Four

The amounts payable to farms under the supply arrangements, including the embedded rental expense on the leased assets, are uncertain and vary based on the number of eggs the farms can produce. Hence, until the production quantities of the farms are known, the Company believes the lease rentals are contingent rentals as defined under ASC 840-10-20. Upon receipt of the shell eggs from a farm, the quantities become known and the uncertainty is resolved. As a result, rent on leased assets is recognized in inventory by the Company at the same time, and as a component of, the total cost of eggs acquired from the farm and subsequently expensed in cost of goods sold when the eggs are sold. Because the classification and timing of recognition of these two types of costs is identical, the Company does not allocate the total purchase cost of eggs between the cost of the eggs and the embedded cost of the lease rentals or distinguish between them in its accounting records as to do so would place an onerous burden on the Company’s resources. Further, the Company believes that providing the contingent rental disclosures required under ASC 840-20-50-1 with respect to the Company’s supply arrangements with its farms would not provide relevant or meaningful information to users of its financial statements as they are, in substance, arrangements to supply eggs to the Company.

*        *        *

Please contact me at (202) 728-7096, Nicole Brookshire at (212) 479-6157 or Darren DeStefano at (703) 456-8034 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:	Russell Diez-Canseco, Vital Farms, Inc.

Jason Dale, Vital Farms, Inc.

Nicole Brookshire, Cooley LLP

Darren DeStefano, Cooley LLP

Marc Jaffe, Latham & Watkins LLP

Cathy Birkeland, Latham & Watkins LLP

Alexa Berlin, Latham & Watkins LLP

Cooley LLP    1299 Pennsylvania Avenue, NW, Suite 700    Washington, DC    20004-2400

t: (202) 842-7800    f: (202) 842-7899    cooley.com